hobbydb

Database & Market for the $450 billion Fan Merch

October 15 2020

Collectible merchandise is a $450 billion industry that you don't know about

This is larger than the addressable markets for most other marketplaces, it is for example almost 3x Etsy's

	Etsy	hobbyDB
Market Cap	$5.5b	TBD
Industry Size	$155 billion[1]	$450 billion[2]
Industry Won	Craft market	Collectible / Merchandising

Source: 1) Forbes, 2) LIMA & hobbyDB studies

There are lots of players, but all with the wrong approach for the Fan Merch market

Amazon, eBay and Facebook are market leaders, but none have more than 5% market share[1]

The Classified format doesn't offer differen-tiation so only the large general players thrive

20 collector specialist sites have now closed with none left standing in the English language market



All collectibles
Unstructured / Classified
Database driven
Highly Specialized
ebay
YAHOO! JAPAN
Pinterest
craigslist
Instagram
gemr
100s of other smaller companies
hobbydb
amazon
Etsy
1,000s of smaller companies
stockX
Discogs
Hip eCommerce
bricklink
Very few other smaller companies

hobbyDB believes that this model can be expanded to be a Category Killer for all Fan Merch

The Specialized Database Model works

- StockX raised more than $110m at a $1+ billion valuation in June 2019
- Lego bought Bricklink in November 2019
- Discogs and Hip eCommerce are reported to be profitable

Source: 1) hobbyDB Estimates

Introducing hobbyDB, the database that powers all aspects of the fan's experience

A cross between Kelley Blue Book's database-driven price guide and Amazon's database-driven marketplace

Research / Discover

Database

Find detailed information on any kind of fan merch

Values

Price Guide

Identify and compare the value of each item in your collection

Track / Show Off

Collection Management

Load images and record data about collectibles, as well as track wish lists and showcase what you own

Buy / Sell

Market

Buy or sell using the database, receive alerts when items come on sale and sell with clicks

What we Don't Do

Offer Social Media

Users have lots of options and Social Media for collectors does not scale (even Facebook has more than 1,000 groups for Hot Wheels alone)



Brand: Funko
Reference #: 144



Days
Sales
Average
7 Days
5
$32.19
30 Days
50
$29.91
55



POP!
DC SUPER HEROES
144
BATMAN
-Wish List



Batman (Red Chrome) with Soft Pop Protector!
$70.00
+ $5.00 shipping

And it’s working, items in our users’ collections & wish lists are worth > $1.6 billion

By focusing on each consequent layer of the pyramid, we laid the foundation for fast growth in 2021 and the years to come

480,000 Registered Users



Market
Collection Management
Price Guide
Database

hobbyDB was / is built like a pyramid from its Database foundation up

- 4,100 Sellers offering 168,000 vSKUs*
- 41.1m collectibles in collections worth $911m & 8.6m wish list items worth $767m
- 4.4m price points
  Brands and Licensors are particularly interested in trends these price points reveal
- 586k database entries (including Subject pages)

*) vSKU or Vendor SKU is a database entry that is offered for sale by a vendor. If two vendors offer this same database entry those count as two vSKUs

We build one Segment at a time

Getting to critical mass in a Segment leads to positive unit economics fast

We start with one Segment

We define Segment as a subject area that has a critical mass of collectors such as decoys, film posters, James Bond, Hot Wheels or here products made by the brand Funko*



Funko
Build product database
1
Generate user traffic (all potential buyers)
2
Onboard sellers
3

*) Funko Inc. is an American company that manufactures licensed pop culture collectibles, best known for its licensed vinyl figurines and bobbleheads

Funko is our 1st Segment with positive unit economics

At the current rate our Funko Segment already contributes $250,000 annually



Monthly P&L for Funko

Income	
Transaction & Affiliate Fees	$9,100
Advertising	$8,400
Data Sale	$10,400
	$27,900
Variable Costs	
Finance Fees	$2,600
Customer Service	$2,800
Data	$1,700
	$7,100
Monthly Contribution	$20,800
Contribution per Item per month	$0.95
Contribution per Item per year	$11.35

If we could earn that same contribution of $11.35 on our other data we would earn



THIS IS A PROFORMA – NOT ALL COLLECTIBLES HAVE THE SAME POTENTIAL AS FUNKO ITEMS
22k (just Funko)
($290k)
500k (current database items)
$4.8m
Break-even point = $1.08 contribution
1.5m (current database entries plus data we already have)
$15.5m
9.5m (current database entries plus agreed data)
$84m
# of Database Entries
Annual EBITDA

Without partners, this would take too long

We find the party with the best data, which helps us to grow faster and makes it harder for whomever comes after us

We purchased a website

poppriceguide


Funko
Build product database
1
Generate user traffic
2
Onboard sellers
3
22,000 Database Entries

We worked with a club and a seller

South Texas Diecast Car Collectors

KMJ Diecast
We specialize in Hot Wheels!


Hot Wheels
Build product database
1
Generate user traffic
2
Onboard sellers
3
50,000 Database Entries

The brand provided us with data

HARK ROCK CORPORATE


Hard Rock
CAFE
Build product database
1
Generate user traffic
2
Onboard sellers
3
95,000 Database Entries

Once established we expand into Segments that have the same buyers and sellers

Each new Segment creates exponentially more network effects


Expand to next Segment
Build product database
1
Generate user traffic (all potential buyers)
2
Onboard sellers
3
From Funko to Action Figures, Pez Dispenses, Comics and Film Cars (basically everything related to Batman)
Network effects with buyers and sellers that have interests in more than one Segment
So
Hot Wheels
Matchbox
Hard Rock Cafe
Walt Disney

To sum up

Here is why you should own some of hobbyDB

1. With relevant experience and industry knowledge, our team is uniquely positioned to dominate this unconquered, $450 billion market
2. We've built a robust, data-first foundation to underpin our product offerings, creating a high barrier to entry for competitors
3. With our success in Funko we have now proven that Segments can have attractive Unit Economics ($11.35 annual per Data Entry)
4. With 439,000 registered users, collections worth $911 million and a rich pipeline of data opportunities we’re now poised for monetization